 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 25 July 2016

Name of applicant:		Aviva plc
Name of scheme:		Aviva Savings Related Share Option Scheme 2007 Aviva Ireland Savings Related Share Option Scheme Aviva Annual Bonus Plan 2011 Aviva Long Term Incentive Plan 2011
Period of return:	From:	01/01/2016	To:	30/06/2016
Balance of unallotted securities under scheme(s) from previous return:

Aviva Savings Related Share Option Scheme 2007 - 3,480,387
Aviva Ireland Savings Related Share Option Scheme - 332,810
Aviva Annual Bonus Plan 2011 - 5,680,693
Aviva Long Term Incentive Plan 2011 - 9,431,738

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Aviva Annual Bonus Plan 2011 - 0 Aviva Long Term Incentive Plan 2011 - 0 Aviva Savings Related Share Option Scheme 2007 - 0 Aviva Ireland Savings Related Share Option Scheme - 0
Less: Number of securities issued/allotted/ cancelled under scheme(s) during period (see LR3.5.6R):

Aviva Savings Related Share Option Scheme 2007 - 1,257,267
Aviva Ireland Savings Related Share Option Scheme - 35,424
Aviva Annual Bonus Plan 2011 - 3,164,294
Aviva Long Term Incentive Plan 2011 - 5,242,224

Equals: Balance under scheme(s) not yet issued/allotted at end of period:

Aviva Savings Related Share Option Scheme 2007 - 2,223,120
Aviva Ireland Savings Related Share Option Scheme - 297,386
Aviva Annual Bonus Plan 2011 - 2,516,399
Aviva Long Term Incentive Plan 2011 - 4,189,514

Name of contact:	Elena Petrou
Telephone number of contact:	020 7662 1268

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 July 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary